UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)

Cenveo, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

15670S105
(CUSIP Number)

February 9, 2018
(Date of Event Which Requires Filing of this Statement)

Burton Capital Management, LLC
c/o Cenveo, Inc.
200 First Stamford Place
Stamford, CT  06902
Telephone: (203) 595-3000
Attn: Robert G. Burton, Jr.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d‑1(e), 240.13d‑1(f) or 240.13d‑1(g), check the following box  ☐.

SCHEDULE 13D
CUSIP No. 15670S105	Page 2 of 6

1	NAME OF REPORTING PERSONS
Burton Capital Management, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON*
OO (limited liability company)

SCHEDULE 13D
CUSIP No. 15670S105	Page 3 of 6

1	NAME OF REPORTING PERSONS
Robert G. Burton, Sr. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
179,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
179,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
179,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1%

14	TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D
CUSIP No. 15670S105	Page 4 of 6

This Amendment (“Amendment No. 11”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Burton Capital Management, LLC, a Delaware limited liability company (“BCM”) and Robert G. Burton, Sr. (“Burton Sr.”). BCM and Burton Sr. are collectively referred to as the “Reporting Persons.”

This Amendment No. 11 amends the Schedule 13D originally filed with the Commission on April 7, 2005 (the “Original Schedule 13D”), and amended by Amendment No. 1 thereto, which was filed with the Commission on April 11, 2005, Amendment No. 2 thereto, which was filed with the Commission on May 26, 2005, Amendment No. 3 thereto, which was filed with the Commission on June 10, 2005, Amendment No. 4 thereto, which was filed with the Commission on August 25, 2005, Amendment No. 5 thereto, which was filed with the Commission on September 13, 2005, Amendment No. 6 thereto, which was filed with the Commission on September 27, 2007, Amendment No. 7 thereto, which was filed with the Commission on May 15, 2009, Amendment No. 8 thereto, which was filed with the Commission on May 31, 2011, Amendment No. 9 thereto, which was filed with the Commission on September 21, 2012  Amendment No. 10 thereto, which was filed with the Commission on June 2, 2017.  The Original Schedule 13D, as amended by the foregoing amendments, is referred to as the “Schedule 13D.”

This Amendment No. 11 amends Item 5 of the Schedule 13D as set forth below and, accordingly, all other items or responses not described herein remain as previously reported in the Schedule 13D. This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)          Pursuant to Rule 13d-3 of the Exchange Act (“Rule 13d-3”), BCM beneficially owned no shares of Common Stock and Burton Sr. beneficially and of record owned 179,000 shares of Common Stock on February 9, 2018 (the “Reporting Date”), which was approximately 2.1% of the outstanding Common Stock on such date (assuming 8,581,964 shares outstanding on November 8, 2017, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2017, which was filed with the Commission on November 9, 2017).

(b)          The responses of the Reporting Person to Rows (7) through (10) of the cover pages of this Amendment No. 11 as well as Item 5(a) hereof are incorporated herein by reference.

(c)          Set forth below is information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the 60 days prior to the Reporting Date:

Reporting Person	Date	Transaction	Number of Shares	Price Per Share
BCM	2/9/18	Sale	152,066	$0.2532*
Burton Sr.	2/9/18	Sale	585,494	$0.2316*

*	Average price per share for transactions effected on NASDAQ.

SCHEDULE 13D
CUSIP No. 15670S105	Page 5 of 6

(e)          The Reporting Persons ceased to be beneficial owners of more than five percent of the shares of Common Stock on February 9, 2018.

SCHEDULE 13D
CUSIP No. 15670S105	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.  Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated:  February 23, 2018

BURTON CAPITAL MANAGEMENT, LLC

By:	/s/ Robert G. Burton, Jr.
Name:	ROBERT G. BURTON, JR.
Its:	President

/s/ Robert G. Burton, Sr.
ROBERT G. BURTON, SR.